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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Lauren Hamilton

Re:	Eagle Point Income Company Inc.

Registration Statement on Form N-2

File Numbers: 333-272168 and 811-23384

Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Fund”), we hereby respond to comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephonic conversations on June 20, 2023 between Lisa Larkin of the Staff and Alexander Karampatsos and Claire Hinshaw of Dechert LLP and on June 22, 2023 between Lauren Hamilton of the Staff and Alexander Karampatsos and Claire Hinshaw of Dechert LLP, each relating to the Fund’s registration statement on Form N-2 filed with the Commission on May 24, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, followed by the responses. The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement at a future date.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Registration Statement Comments – Lisa Larkin

1.	The Staff notes that the Fund has changed from non-diversified to diversified. Please confirm supplementally whether stockholders of the Fund were notified of the change.

Response:

The Fund notes that it was operating as a diversified fund for three years before formally changing its status to diversified (in accordance with applicable Staff disclosure guidelines). Therefore, the change to diversified status in the disclosure had no impact on the manner in which the Fund is managed. The Fund’s stockholders were first notified of the change in status to “diversified” through disclosure in the Fund’s interim report for the three month period ended March 31, 2022, filed with the Commission on May 24, 2022. The Fund notes that all of its subsequent disclosures in which the Fund disclosed its diversification status correctly reflected its status as a diversified fund.

Lisa Larkin Lauren Hamilton June 26, 2023 Page 2

2.	Please supplementally explain whether the synthetic investments referenced in the Registration Statement are derivatives transactions under Rule 18f-4 under the 1940 Act.

Response:

The synthetic investments referenced in the description of the Fund’s investment strategies (such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions) are not derivatives under Rule 18f-4 under the 1940 Act because they do not create any future payment or delivery obligations for the Fund.

3.	Please confirm whether the description of expenses for which the Fund is responsible, as required by Item 9.1.f. of Form N-2, is incorporated by reference. If not, please include such a description.

Response:

The Fund respectfully notes that the description of such expenses is included on page 59 of the Registration Statement under the subsection entitled “Payment of Expenses.”

4.	Please confirm whether the general description of the Fund, as required by Item 8.1 of Form N-2, is incorporated by reference. If not, please include such a description.

Response:

The Fund respectfully notes that the general description of the Fund required by Item 8.1 of Form N-2 is included in the “Prospectus Summary” and “Prospectus Summary—Eagle Point Income Company Inc.” Sections of the Fund’s Registration Statement. In addition, such information is also included in the “Notes to the Financial Statements—Organization” Section of the Fund’s Annual Report on Form N-CSR, as amended, for the fiscal year December 31, 2022, filed with the Commission on February 24, 2023, which is incorporated by reference.

Lisa Larkin Lauren Hamilton June 26, 2023 Page 3

Accounting Comments – Lauren Hamilton

1.	The Staff notes that the “Senior Securities” section incorporates by reference information from the Annual Report. Please also incorporate by reference the relevant information from the Fund’s most recent interim report.

Response:

The Fund has incorporated this comment.

2.	Please confirm that the “Interest payments on borrowed funds” item in the Fees and Expenses table reflects the transition in reference rate from 1-month LIBOR to Term SOFR under the amended BNP Credit Facility dated September 6, 2022.

Response:

The Fund confirms that the “Interest payments on borrowed funds” item includes any expected interest rate increases on the BNP Credit Facility due to the interest rate change under the amended agreement.

3.	Please file an updated auditor’s consent.

Response:

The Fund confirms it will file an updated auditor’s consent.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Income Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Income Company Inc.

Thomas J. Friedmann, Dechert LLP

Alexander C. Karampatsos, Dechert LLP